(a)	The other registered companies involved in the merger were the Montana Tax-Free Fund, Inc. and the ND Tax-Free Fund, Inc.

(b)

The Viking Tax-Free Fund for Montana and Viking Tax-Free Fund for North Dakota shareholders approved the merger with Montana Tax-Free Fund, Inc. and ND Tax-Free Fund, Inc., respectively, at the 6/29/09 shareholder meeting via proxy vote. The merger of the funds was completed on the close of business on 7/31/09. Following the merger, form N8-f was filed and accepted for both the Montana Tax-Free Fund, Inc. and ND Tax-Free Fund, Inc.